THE MUSIC INDUSTRY IS NOT DEAD.

THE CASE FOR A NEW INDEPENDENT MUSIC COMPANY

Swoon CITY

THE MUSIC INDUSTRY IS **CHANGING**

Though the music industry is in a state of transition, more music is being consumed now than ever before:

TOP 10 MOST VIEWED VIDEOS on Youtube are by recording artists
377B STREAMS in 2017 - up 58.5% from 2016
563.7M DOWNLOADS on iTunes in the US in 2017
74M CDs SOLD in 2017 in the US
8.6M VINYL LPs SOLD in 2017 in the US - up 29.8% from 2016

The industry continues to chug along at a meaningful market size and has been stable for the past 5 years.

RECORDED MUSIC IS A **$15.7B** **PER YEAR** INDUSTRY
+
MUSIC PUBLISHING IS A **$10.4B** **PER YEAR** INDUSTRY
=
THE MUSIC BUSINESS IS A **$26.1B** **PER YEAR** INDUSTRY

Sources: Nielsen, Music Business Worldwide

THE RISE OF **INDEPENDENTS**

In the last 10 years, independent music companies have produced chart topping hits, brokered lucrative licensing deals, and enjoyed mainstream success.

SINCE 2005 INDIE MARKET SHARE HAS **RISEN $1.5B.**

2005 (18.1%) market share

2006

2007

2008

2009

2010 (23.2%) market share

2011

2012

2013

2014 (35.1%) market share

2017

INDEPENDENTS HAVE WON 5 OF THE LAST 6 **BEST ALBUM OF THE YEAR** GRAMMY AWARDS



2009: Adele's first album *19* certified Gold (500k Sold)
2010: Phoenix's album *Wolfgang Amadeus Phoenix* certified Gold
2011: Arcade Fire's third album *Suburbs* certified Gold
2012: Mumford & Sons' second album *Babel* certified Platinum (1M Sold) in first week of release, first album *Sigh No More* certified 2x Platinum
2013: Alabama Shakes' debut album certified Gold
2014: Taylor Swift's fifth album *1989* sells 1.2M units first week, certified 2x platinum within first month of release
2015: Adele's album *25* breaks one-week sales record, selling 3.3M units
2017: Independent artists makeup 55% of all nominations at the 60th Annual Grammy Awards (8th year in a row featuring majority independent noms). Independent labels and artists won 40% of all awards!

HOW WE PLAN TO GENERATE **REVENUE**

Revenue Source 1: RECORD LABEL

TYPICAL ALBUM REVENUE BREAKDOWN*:



46%
PHYSICAL SALES
(CDS, VINYL, DELUXE PACKAGES)
6%
PERFORMANCE RIGHTS
(TERRESTRIAL RADIO, SATELLITE RADIO, DIGITAL RADIO [PANDORA, BEATS 1])
46%
DIGITAL SALES
(DIGITAL DOWNLOADS, STREAMING, AD SUPPORTED STREAMING [YOUTUBE])
2%
SYNCHRONIZATION LICENSING
(LICENSE FOR USE IN COMMERCIALS/ADS, TV, FILM, NEW MEDIA)

We will adjust our strategy depending on how the market reacts†

SYNC-HEAVY ALBUM REVENUE BREAKDOWN:



75% SYNC
2% PERFORMANCE
5% CD SALES
15% DIGITAL
3% VINYL SALES

- ALLOCATE RESOURCES TOWARDS OBTAINING MORE SYNCS
- DRIVE MARKETING TO EACH PLACEMENT'S DEMOGRAPHIC

PHYSICAL-HEAVY ALBUM REVENUE BREAKDOWN:



37% VINYL SALES
26% DIGITAL
1% SYNC
35% CD SALES
1% PERFORMANCE

- INCREASE PLACEMENT IN ALL RELEVANT RETAIL PROGRAMS
- ARRANGE MEET & GREETS, IN-STORE EVENTS, AND CONTESTING

DIGITAL-HEAVY ALBUM REVENUE BREAKDOWN:



72% DIGITAL
7% PERFORMANCE
7% VINYL SALES
9% CD SALES
5% SYNC

- FOCUS ADVERTISING AND PROMOTIONAL RESOURCES TOWARDS SECURING FEATURE PLACEMENTS, SALES PROGRAMS, AND PLAYLISTING AT ALL DIGITAL RETAILERS

** Industry average per IFPI*
† Based on actual case studies

HOW WE PLAN TO GENERATE **REVENUE**

Revenue Source 2: MUSIC PUBLISHING

Every sound recording copyright has a corresponding copyright for the underlying composition. Composition rights-holders' have access to other revenue sources related to sales, airplay, and synchronizations:

DIRECT LICENSES

SYNC

- ★ Negotiated alongside sound-recording rights-holders', revenue comes from placement in film, tv, new media, etc.

PRINT

- ★ Fees are paid for the use of song print rights in sheet music, books, and merchandise.

ROYALTIES

PERFORMANCE

- ★ Performance royalties are paid every time a song plays on the radio, TV or films, and every time a song is performed publicly.

MECHANICAL

- ★ A mechanical royalty is paid for every album sold, as well as digital downloads (tracks + albums), and streams.

MUSIC PUBLISHING REVENUE BY SECTOR



66% PERFORMANCE ROYALTIES
19% MECHANICAL ROYALTIES
15% DIRECT LICENSES (SYNC & PRINT)

SOURCE: MUSIC BUSINESS WORLDWIDE

HOW WE PLAN TO GENERATE **REVENUE**
FINANCIAL BREAKDOWN CASE STUDIES

DEVELOPING ARTIST:



36%
DIGITAL ALBUMS - $72,360
10%
SYNC - $20,100
3%
PERFORMANCE - $6,030
13%
CD SALES - $26,130
36%
DIGITAL TRACKS - $72,360
2%
VINYL SALES - $4,020

TOTAL: $201K*

SUPERSTAR:



37%
DIGITAL ALBUMS - $2.3M
17%
SYNC - $1.04M
8%
PERFORMANCE - $500K
17%
CD SALES - $1.04M
16%
DIGITAL TRACKS - $1M
5%
VINYL SALES - $300K

TOTAL: $6.18M*

**US Revenues based on actual case study*

THE PROBLEM WITH MAJORS

Major labels are less efficient than independent labels. Indies spend money in smarter and more cost-effective ways.

MAJORS	INDIES
★ Hits start at **250,000 units sold**	★ Hits start at **25,000 units sold**
★ Teams are a **bureaucratic nightmare**	★ Teams are **small, passionate, and dedicated**
★ Majority of projects are **failures**	★ Majority of projects are **recouped and profitable**
★ **Difficulty adapting** quickly to change within the industry and digital landscape	★ **Flexibility**, ground-level knowledge, and use of Internet as "new radio"
★ **Majority of artists dropped** after poor initial performance	★ Ability to help **create and sustain** career artists and bands through multiple releases
★ Investment in a newly-signed artist is **inefficient** and can total in the millions	★ Investment in a newly-signed artist is **focused** and **strategic**

INTRODUCING: **SWOON CITY MUSIC**

*Three music industry veterans with a combined **35 YEARS EXPERIENCE** in scouting, record production, marketing, and distribution.*


MIKE BECK, CCO
NED SEDLAK, COO
MAUREEN LLOREN, CEO

	MIKE BECK, CCO	NED SEDLAK, COO	MAUREEN LLOREN, CEO
SCHOOL	Berklee College of Music, BM in Music Production/Engineering	Berklee College of Music, BM, Majors in Music Business, Production/Engineering	NYU, BFA Music Business
EXPERIENCE	• Denise Rich Songs • Hotwood Arts • Refuge Recording • Institute of Audio Research	• Megaforce Records/MRI Distribution • Glassnote Entertainment • tinyOGRE Entertainment • Warner Bros. Records • Warner/Chappell Music Publishing	• Denise Rich Songs • Glassnote Entertainment • Institute of Audio Research
PROFESSIONAL HIGHLIGHTS	• Produced and engineered for Patti LaBelle, Natalie Cole, Dionne Warwick, The Jonas Brothers, Third Eye Blind, Switchfoot, Wyclef Jean, Gavin DeGraw, Akon, JoJo, Kelly Price and Luis Fonsi • Produced Alternative-Radio charting songs • Creative Officer/Head Producer for Denise Rich, Grammy-nominated songwriter and publisher. • Built several premiere audio facilities in New York City and has played in several nationwide touring bands	• Worked campaigns for Grammy Award-winning and multi-platinum certified artists including Red Hot Chili Peppers, The Deftones, The Black Keys, My Chemical Romance, Iron & Wine and Jason Derulo • Product managed the double platinum-selling album Babel by Mumford & Sons • Planned retail distribution marketing for hundreds of artist projects including Frank Sinatra, Black Crowes, Anthrax, MGMT, Johnny Winter	• Spearheaded multiple Gold and Platinum campaigns around the world, including Mumford & Sons (Canada, 6x Platinum), Childish Gambino (Canada, Gold), Robert DeLong (Australia, Gold), Phoenix (France, Gold), Little Green Cars (Ireland, Gold) • Worked with chart-topping songwriters including Bonnie Mckee, Toby Gad, Nasri (Magic!), Justin Tranter, and more • Signed artists to recording and publishing deals including GIVERS, Oberhofer, Robert Delong, Little Green Cars, Daughter, Childish Gambino

COMPS:

RECORD LABEL & MUSIC PUBLISHING COMPANIES:

BIG MACHINE LABEL GROUP

- Founded 2005
- 27 active artists
- 19 catalog artists
- 90 employees

GLASSNOTE ENTERTAINMENT GROUP

- Founded 2007
- 15 active artists
- 8 catalog artists
- 30 employees

MOM + POP RECORDS

- Founded 2008
- 22 active artists
- 10 catalog artists
- 10 employees

RECORD LABELS:

DIRTY HIT RECORDS

- Founded 2009
- 7 active artists
- 5 employees

INNOVATIVE LEISURE

- Founded 2010
- 18 active artists
- 4 catalog artists
- 4 employees

MUSIC PUBLISHING COMPANIES:

ATLAS MUSIC PUBLISHING

- Founded 2014
- 36 active writers
- 14 employees

BIG DEAL MUSIC PUBLISHING

- Founded 2012
- 71 active writers
- 25 employees

CORE STRATEGY:

FIND

MANAGERS
AGENTS
PROMOTERS

VENUES
LAWYERS
INTERNET

We know how to discover good music.

DEVELOP

STUDIO
MIXERS
PRODUCERS

WRITERS
MUSICIANS
ENGINEERS

We know how to make good music great.

SELL

DISTRIBUTION
RETAIL
LICENSING

RADIO
TV
FILM

We have the experience to execute successful campaigns.

DIGITAL FOCUSED STRATEGY

*Swoon City will be on the forefront of **digital music technology**. We plan to efficiently leverage and work with these platforms for 3 main objectives:*


FAN ENGAGEMENT
SOCIAL MEDIA
BRAND AWARENESS
MARKETING AND ADVERTISING
KEY OUTLETS:
Twitter
Facebook
Instagram
Snapchat
Spotify
Apple Music

New technologies and digital properties we will embrace:

SHAZAM • CYMBAL • MUSICAL.LY • GENIUS • TWITCH

WE HAVE A PLAN

KEY OBJECTIVES IN 2018:

- ★ Sign 3 artists (acquire copyrights).
- ★ Secure publishing administration deal.
- ★ Release 3 titles.

	ARTISTS SIGNED	RELEASES	INDIRECT EXPENSES	DIRECT EXPENSES	TOTAL COSTS	REVENUE
2017	2	2	$25K	$155K	**$180K**	**$25,000**
2018	3	3	$25K	$232,500	**$257,500**	**$100,000**
2019	5	5	$25K	$387,500	**$412,500**	**$340,000**
2020	7	9	$85K	$542,500	**$627,500**	**$1,100,000**